Form 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Filed by: The Thomson Corporation
Subject Company: Reuters Group PLC
Exchange Act File Number of Subject Company: 333-08354

Note: The slides below form part of a presentation given jointly by The Thomson Corporation and Reuters Group PLC today at 9:30 am, London time. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Thomson-Reuters

Agenda Opening Remarks David Thomson Transaction summary Niall FitzGerald Introduction to Woodbridge Geoff Beattie The Thomson journey Dick Harrington Thomson-Reuters Tom Glocer Financial highlights Bob Daleo Conclusion Tom Glocer

David Thomson

Niall FitzGerald

Transaction Highlights Outcome of extensive discussion on strategic options for both companies Creates a global leader in electronic information services, trading systems and news Good for customers Significant deliverable synergies Dual listed company structure with pro forma capitalization of $35 billion1 Headline terms of offer for Reuters shareholders per share 352.5 pence in cash Equity in Thomson-Reuters equivalent to 0.16 Thomson shares Equivalent to 705p based on Thomson share price on May 3, 2007 Premium of 43% to undisturbed May 3, 2007 share price Strategically compelling Structurally persuasive Financially attractive 1 Pro forma market capitalization as at close on 3 May 2007 and 705p for Reuters, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98

Strong Board and Governance Dual listed companies will have identical Boards of 15 directors Inaugural Boards will consist of 4 non executive directors from Woodbridge, including the Chairman, David Thomson, and a Deputy Chairman, Geoff Beattie 5 current non executive directors of Reuters including a Deputy Chairman, Niall FitzGerald, who is also the Senior Independent Director 5 independent directors nominated by Thomson CEO Tom Glocer Compliant with applicable corporate governance standards

Reuters Founders Share Company Reuters Founders Share Company has confirmed support for the transaction Thomson-Reuters will adopt the Reuter Trust Principles and Reuters Founders Share Company structure Woodbridge will undertake to use its shareholding to support the Reuter Trust Principles Woodbridge will be exempt from shareholding limits so long as it remains under the control of the Thomson family

Geoff Beattie

The Woodbridge Company Limited The primary investment vehicle for the Thomson family of Toronto, Canada Founded by the late Roy Thomson, Baron Thomson of Fleet and Northbridge Benefits from substantial liquidity and has consolidated net worth in excess of US$25 billion Largest asset is its 70% stake (US$19 billion) in The Thomson Corporation

Dick Harrington

A Combination of Leaders Two customer-focused companies in a competitive marketplace Intersection of two successful strategies Combination positions us as a leader in the information services industry

How We Got Here A decade in the making Successfully adapted to rapidly changing markets Now the leader in the transition to electronic workflow solutions

Thomson - Reuters Size: $33B Size: $20B Legal Scientific Healthcare Tax & Accounting Leading News Provider Sales and Trading Media Enterprise Investment Banking, Investment Management and Corporates Professional Financial A global leader in electronic information services, trading systems and news

Professional Group Multiple growth opportunities in four key areas High proportion of electronic revenues – 72% and growing High level of recurring revenues – over 80% Legal 66% Healthcare 8% Tax & Accounting 13% Financial $6.7B / 59% Professional $4.6B / 41% Pro forma $11.4B Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation. Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84 Scientific 13%

Professional Group – Growing & Profitable Adj. OI Margins 27.4% 27.1% 27.6% 28.4% 29.3% USD$ millions $0 $1,000 $2,000 $3,000 $4,000 $5,000 2002 2003 2004 2005 2006 Adj. Operating Profit Revenue *Adjusted operating profit excludes corporate costs and amortization. *

A Combination of Leaders Significant opportunity ahead Excellent integration track record Accomplished management team Strong together - strategically, operationally and financially Timing is Right

Tom Glocer

Industry Context Rapidly evolving information services markets Shift to electronic delivery Globalization drives the value of scale Value of hard news increasing Shape of the financial industry is changing Electronic trading; high value content; machine readable data; new markets Mergers amongst customers and exchanges Consortia seek to control transaction and information markets Thomson-Reuters will have the scale and breadth to partner, compete and prosper

Our Vision To be the number one provider of electronic information services, trading systems and news for professionals in knowledge-based industries

Thomson-Reuters Creates a global leader in electronic information services, trading systems and news for professionals in knowledge based industries Meets customers’ growing demand for broader, faster and more deeply integrated information and solutions Positioned for growth in two business segments – Financial Services and Professional Services Significant deliverable synergies Combination of two strong, experienced management teams Dual listed company structure to allow shareholders to participate in future value creation A well capitalized industry leader

A leading provider of information, solutions & trading The total addressable market is $53 billion, growing at 5% - 6% per year High proportion of electronic revenue – 88% Recurring revenue of 86% Financial $6.7B / 59% Pro forma $11.4B Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation. Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84 Professional $4.6B / 41% 2006 revenue by division

Complementary Geographies Pro forma EMEA 54% Asia-Pacific 3% Europe 14% Asia 18% Asia-Pacific $1.0B 9% Thomson Reuters Americas $6.9B 60% Americas 83% Americas 28% EMEA $3.5B 31% 2006 Reuters geographic split 2006 Thomson geographic split 2006 pro forma geographic split Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation. Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Reuters – A Leader In Financial Services Geography Europe & Asia North America Customer Sell side Buy side / corporate Content News / real time Historical / analytical data Electro nic trading FX / Cross - asset Fixed income Complementary portfolio strengths Enterprise platforms Trading rooms Risk management Portfolio management Equity settlement

Strong and Experienced Team Thomson Reuters CEO Tom Glocer CFO Bob Daleo CTO Mike Wilens CEO Reuters Devin Wenig CEO Professional Jim Smith HR Stephen Dando Others Editor in Chief David Schlesinger

Bob Daleo

Large Deliverable Synergies

Combination synergies

- Synergies at an annual run rate in excess of $500 million expected by the end of the third year after closing
- Efficiencies and rationalization of shared technology platforms, distribution, third party content and corporate services
- In addition to anticipated cost saving benefits from Thomson*plus* and Reuters Core Plus initiatives
- Strong track record of delivery on business transformation programs

Projected savings from existing programs



Reuters Core Plus Transformation
THOMSONplus
110
90
150
300
150
2008
2009
2010

Source: Public filings and investor presentations
Reuters figures converted into US dollars at an exchange rate of 2.00

THOMSON
REUTERS 26

Creation Of A Well Capitalized Market Leader Strong cash flows and balance sheet strength Pro forma free cash flow of $1.5B Net debt/ EBITDA 2.6x Considerable scope to maintain shareholder returns with flexibility to invest Combined $4.3B returned to shareholders over past three years Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation. 1 Pro forma market capitalization as at close on 3 May 2007, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98 2 Thomson net debt, as at year end, is adjusted for the net proceeds from the sale of the Thomson Learning Higher Education Group 3 FCF excludes discontinued operations Pro forma key metrics Thomson Reuters Thomson Reuters PF Market capitalization 1 $26.9 B $17.2B $35.0B Net debt 2 ($2.5B) $0.7B $7.3B Net debt / 2006 EBITDA (1.3x) 0.8x2.6x 2006 FCF 3 $1.1B $0.4B $1.5B

Dual Listed Company Benefits All Shareholders Thomson and Reuters shareholders able to remain invested Value creation from the combination accrues to both sets of shareholders Listings maintained in Toronto, London and New York Continued index inclusion anticipated on LSE and TSX

Dual Listed Company Structure Thomson Assets Thomson-Reuters PLC Thomson-Reuters Corp. 76% Economic Interest 24% Economic Interest Current Thomson Shareholders Current Reuters Shareholders Cross Guarantees Reuters Assets Combined Business Equalization Agreement

Dual Listed Company Shares 1.3B diluted Reuters shares Cash TOC Shares 50% 50% Apply 0.160 equalization Total T-R PLC shares = 210mm + Current TOC shares = 644mm Total Thomson-Reuters = 854mm Source: Bear Stearns, TOC Q1 reports

Tom Glocer

Next Steps  Founders Share Company support Antitrust Clearances Thomson and Reuters shareholder approval documentation Court Meeting and Shareholder Meetings Woodbridge (70% Thomson holder) has committed to approve Closing

Conclusion Creates a global leader in electronic information services, trading systems and news Financial and Professional divisions with enhanced growth prospects Significant value creation through deliverable synergies Proven and experienced management teams Dual listed companies structure benefits both sets of current shareholders A transformational transaction

Appendices

Thomson-Reuters Financial Overview Thomson-Reuters PF December 2006 Source: Public filings and investor presentations. Refer to Special Notes for a more detailed explanation of proforma financial information provided throughout this presentation. Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84 Thomson Free Cash Flow excludes discontinued operations. Revenues , 2006 $6,622 m $4,721m $11,343 m EBITDA , 2006 $1,935m $863m $2,798 m 29.2% 18.3% 24.7% EBITA, 2006 $1,496 m $648m $2,144 m 22.6% 13.7% 18.9% Free cash flow, 2006 $1,081 m $414m $1, 495 m Margin (%) Margin (%)

Thomson-Reuters Financial Fit 2006 Revenue by division 2006 Revenue by geography 2006 Revenue by type 2006 digital delivery 100% 88% Healthcare 6% Legal 46% Financial 30% Scientific 9% Tax & Accounting 9% Sales & trading 66% Research & AM 12% Enterprise 16% Media 7% Healthcare 4% Legal 27% Financial 59% Scientific 5% Tax & Accounting 5% EMEA 14% Americas 83% Asia 3% EMEA 54% Americas 28% Asia 18% EMEA 31% Americas 60% Asia 9% Recurring 83% Other 17% Recurring 92% Recurring 86% Other 8% Other 14% Thomson-Reuters PF 80% Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation. Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Equalization Ratio Calculation Equalization Ratio Calculation (As of close on May 3, 2007) A Offer Price 705 p B Cash Component 352.5 p C Equity Component 352.5 p D Spot TOC Cad Price $48.46 E Spot FX Rate $C / £ 2.198 F Resulting Equalization Ratio 0.160 =(C / (D/E) )

Special note CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS This presentation includes forward-looking statements, such as Thomson’s and Reuters’ beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson’s and Reuters’ current expectations. Forward-looking statements also include statements about Thomson’s and Reuters’ beliefs and expectations related to the proposed transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters’ respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. ADDITIONAL INFORMATION This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330. Non-GAAP financial measures (including pro forma financial information) This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure. Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under Canadian generally accepted accounting principles ('Canadian GAAP') and Reuters prepares its financial statements under International Financial Reporting Standards ('IFRS'). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein. In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission. Both Thomson and Reuters use 'non-GAAP' measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

Contacts

The Thomson Corporation Reuters

Investors

Frank J Golden Miriam McKay

Vice President, Investor Relations Global Head of Investor Relations

+1 (203) 539 8470 +44 (0)20 7542 7057

frank.golden@thomson.com miriam.mckay@reuters.com

Media

Jason Stewart Ed Williams

Vice President, Media Relations Director of Corporate Affairs

+1 (203) 539 8339 +44 (0)20 7542 6005

jason.stewart@thomson.com ed.williams@reuters.com

James Leviton Nick Claydon

+44 (0)20 7251 3801 +44 (0)7974 982547

james.leviton@finsbury.com Nclaydon@brunswickgroup.com

THE THOMSON CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO CORRESPONDING GAAP FINANCIAL MEASURES

Tuesday, May 15, 2007

Note: Adjusted EBITDA, Adjusted EBITA, free cash flow and net debt are not defined by, or calculated in accordance with Canadian generally accepted accounting principles (GAAP). These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP.

The Thomson Corporation

Reconciliation of Adjusted EBITDA and Segment Profit and Respective Margins

December 31, 2006

(Amounts in millions of U.S. Dollars)

(Unaudited)

Thomson (1)

Total Revenues 6,622

Thomson Adjusted EBITDA 1,935

Less: Depreciation (439)

Thomson Adjusted EBITA 1,496

Less: Amortization (241)

Net other income 1

Net interest expense and other financing costs (221)

Income taxes (118)

Earnings from continuing operations 917

Earnings from discontinued operations, net of tax 203

Net earnings 1,120

Adjusted EBITDA Margin 29.2%

Segment Operating Profit Margin 22.6%

(1) Restated from full year 2006 results for the reclassification of three (3) Healthcare businesses to discontinued operations, which occurred in the first quarter of 2007.

Note: We believe that Adjusted EBITDA and Adjusted EBITA can provide a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. These measures can be used as supplemental cash flow metrics as they also exclude depreciation (in the case of Adjusted EBITDA only) and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes items such as gains and losses on sales of businesses, is excluded from Adjusted EBITDA and Adjusted EBITA as this item is not considered relevant to operating performance.

The Thomson Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

December 31, 2006

(Amounts in millions of U.S. Dollars)

(Unaudited)

Thomson (1)

Net cash provided by operating activities 2,125

Less Cash provided by operating activities- discontinued operations (560)

Capital expenditures, less proceeds from disposals (453)

Other investing activities (26)

Dividends paid on preference shares (5)

Free Cash Flow 1,081

(1) Restated from full year 2006 results for the reclassification of three (3) Healthcare businesses to discontinued operations, which occurred in the first quarter of 2007.

Note: Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

The Thomson Corporation

Reconciliation to Net Debt

December 31, 2006

(Amounts in millions of U.S. Dollars)

(Unaudited)

Thomson (1)

Short-term indebtedness 333

Current portion of long-term debt 264

Long term debt 3,681

Total debt 4,278

Less:

Swaps (257)

Fair value of cash flow hedges 54

Total debt after swaps 4,075

Less cash (334)

Net debt before proceeds from Thomson Learning 3,741

Estimated after-tax proceeds from sale of

Thomson Learning (6,278)

Net debt (2,537)

2006 EBITDA 1,935

Net debt/ 2006 EBITDA (1.3) x

(1) Restated from full year 2006 results for the reclassification of three (3) Healthcare businesses to discontinued operations, which occurred in the first quarter of 2007.

Note: Given that Thomson hedges some of its debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.